April 11, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Ms. Pamela Long, Assistant Director
Ms. Kate McHale, Staff Attorney
Ms. Asia Timmons-Pierce, Staff Attorney
Mr. Dale Welcome, Staff Accountant
Ms. Anne McConnell, Staff Accountant
Re:     Tecogen Inc.
Registration Statement on Form S-4
Originally Filed on December 21, 2016
Amendment No. 3 Filed April 11, 2017
File No. 333-215231

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM, April 12, 2017 or as soon thereafter as is practicable.

Very truly yours,
Tecogen Inc.

By: /s/ David A. Garrison
David A. Garrison
Chief Financial Officer